SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

January 29, 2004

AEGON N.V.

(Translation of registrant’s name into English)

AEGONplein 50

2591 TV The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This report is incorporated by reference in AEGON N.V.’s Registration Statements under the Securities Act of 1933 on Form F-3 (Nos 033-27604, 033-80246, 333-11458, 333-71438, 333-105463 and 333-106497).

Annexed hereto is the supplemental condensed consolidating financial information of AEGON N.V. and its subsidiaries for each of the fiscal years ending December 31, 2002, 2001 and 2000 and for each of the six months ending June 30, 2003 and 2002, presented in accordance with accounting principles generally accepted in The Netherlands and accompanied by a reconciliation to accounting principles generally accepted in the United States. Such supplemental information should be read in conjunction with the financial statements set forth in AEGON N.V.’s annual reports on Form 20-F for the corresponding periods.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V. (Registrant)

Date: January 29, 2004

/s/ Ruurd A. van den Berg
Ruurd A. van den Berg Senior Vice President Finance & Information